Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 2, 2015 except with respect to our opinion on the consolidated financial statements insofar as it relates to the restatement described in Note 2, the goodwill measurement period adjustments described in Note 4, and the matter described in the second paragraph of Management’s Report on Internal Control over Financial Reporting, which is as of August 25, 2015 relating to the financial statements, financial statement schedule, and the effectiveness of internal control over financial reporting, which appears in Sonoco Products Company's Annual Report on Form 10 K/A (Amendment No. 1) for the year ended December 31, 2014.

/s/PricewaterhouseCoopers LLP

Charlotte, North Carolina
August 31, 2015